Exhibit 99.4

BESPOKE CAPITAL ACQUISITION CORP.

(the “Company”)

Special Meeting of Shareholders

Held on May 6, 2021

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the special meeting of shareholders of the Company held virtually on May 6, 2021 (the “Meeting”). The matter set out below is described in greater detail in the Company’s management information circular dated April 9, 2021 (the “Circular”), as amended from time to time, a copy of which is available on SEDAR www.sedar.com. As previously disclosed by the Company, to accommodate the Securities and Exchange Commission’s review of the registration statement related to the Company’s proposed business combination with Vintage Wine Estates, Inc. (“VWE”), voting on the other resolutions described in the Circular, including the approval of the Company’s business combination with VWE and the continuance of the Company from the from the laws of the Province of British Columbia to the laws of the State of Nevada, was adjourned. The adjourned meeting will be held on Friday, May 28th, 2021 as a virtual-only meeting. A report of voting results with respect to such adjourned meeting will be filed after it is held.

1.	Approval of the Extension Resolution

According to proxies received and a vote by ballot, holders of class A restricted voting shares of the Company present in person and represented by proxy at the Meeting voted to approve the extension of the permitted timeline for the Company to complete its qualifying acquisition with VWE from May 15, 2021 to July 30, 2021.

The following are the voting results on the aforementioned matter:

	Number of shares that were voted “FOR”	Percentage of shares that were voted “FOR”	Number of shares that were voted “AGAINST”	Percentage of shares that were voted “AGAINST”
Extension Resolution	21,108,777	99.99%	1,372	0.01%